SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYERS’ ID (CNPJ/MF) 76.483.817/0001-20
PUBLIC HELD COMPANY
CVM registration n° 1431-1
SEC (CUSIP) Register 20441B407 – Preffered “B”
SEC (CUSIP) Register 20441B308 – Ordinary
LATIBEX Register 29922 – Preffered “B”

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL NOTICE

The shareholders of the Company are invited to attend the Extraordinary Shareholders Meeting, which will be held in the Company’s headquarters, located at Rua Coronel Dulcídio n° 800 – 10th floor, Curitiba – State of Paraná, on April 12, 2005, at 2.00 p.m., in order to discuss the following issues:

(I)

Ratification and definition of the conditions applicable to the filing, at CVM (Brazilian Securities Exchange Commission), of the Debentures Issue Program (the “Program”), in a limit amount of R$ 1,000,000,000,00 (one billion reais), as deliberated in the 1602nd Meeting of Executive Officers, held on October 4th , 2004; in the 1616th Meeting of Executive Officers, held on February 14th, 2005; in the 69th Board of Directors’ Extraordinary Meeting, held on March 11th , 2005, and in the 108th Board of Directors’ General Meeting, held on March 21st, 2005;

(II)

Authorization and definition of the conditions applicable to the third issue of simple debentures, not convertible into Company’s shares, as the first issue under the “Program”, with real warranty represented by credit rights’ pledge of Copel Geração S.A., a Company’s fully-owned subsidiary;

(III)

Deliberation on the delegation of powers to the Company’s Board of Directors in order to, pursuant to the dispositions of paragraph 1 of article 59 of the Corporate Law (Lei das Sociedades por Ações), if applicable, deliberate about all conditions treated in items VI to VIII of above mentioned article 59; and

(IV)

Deliberation on the authorization to the Company’s Board of Executive Officers to take all necessary measures for the filing of the Program at CVM and for the registration of the Third Issue at CVM, as well as, to provide further explanations to CVM during above filing and registration processes, confirming the acts practiced by the Board of Executive Officers aimed at such purpose up to the present date.

Curitiba, March 23, 2005.

João Bonifácio Cabral Júnior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.